EXHIBIT 3.1
ARTICLES OF INCORPORATION
of
CANEUM, INC.
(As Amended)
     The undersigned, a natural person being more than eighteen years of age, acting as incorporator of a corporation pursuant to the provisions of the General Corporation Laws of the State of Nevada, does hereby adopt the following Articles of Incorporation for such corporation:
Article I
Name
     The name of the corporation is Caneum, Inc.
Article II
Duration
     The duration of the corporation is perpetual.
Article III
Purposes
     The purpose for which this corporation is organized to transact any lawful business, or to promote or conduct any legitimate object or purpose, under and subject to the laws of the State of Nevada.
Article IV
Capitalization
     Section 1. The corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares this corporation is authorized to issue is one hundred twenty million (120,000,000). The number of shares of Common Stock authorized is one hundred million (100,000,000) shares, par value $0.001 per share. The number of shares of Preferred Stock authorized is twenty million (20,000,000) shares, par value $0.001.
          A. Common Stock.
          1. Voting Rights. Except as otherwise expressly provided by law or in this Article IV, each outstanding share of Common Stock shall be entitled to one (1) vote on each matter to be voted on by the shareholders of the corporation.
          2. Liquidation Rights. Subject to any prior or superior rights of liquidation as may be conferred upon any shares of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the holders of Common Stock then outstanding shall be entitled to receive all of the assets and funds of the corporation remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.
          3. Dividends. Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board of Directors, out of funds legally available therefore, provided, however, that no dividends shall be made with respect to the Common Stock until any preferential dividends required to be paid or set apart for any shares of Preferred Stock have been paid or set apart.
          4. Residual Rights. All rights accruing to the outstanding shares of the corporation not expressly provided for to the contrary herein, or in the bylaws of the corporation, or in any amendment hereto or thereto, shall be vested in the Common Stock.
     B. Preferred Stock. Authority is hereby vested in the Board of Directors to prescribe the classes, series and the number of each class or series of Preferred Stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock.
Article V
Registered Agent and Office
     The name of the corporation’s resident agent in the State of Nevada is CSC Services of Nevada, Inc., and the street address of the said resident agent where process may be served on the corporation is 502 East John Street, Carson City, NV 89706. The mailing address and the street address of the said resident agent are identical.
Article VI
Directors
     The corporation shall be governed by a Board of Directors and shall not have less than one (1) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The initial Board of Directors shall consist of one person, the name and address of whom are set forth as follows:
Eric Chess Bronk
3857 Birch Street, #606
Newport Beach, CA 92660-2616

Article VII
Incorporator
The name and address of the incorporator is:
Eric Chess Bronk
3857 Birch Street, #606
Newport Beach, CA 92660-2616